April 12, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Mr. Sergio Chinos

Re:	Request for Withdrawal of Entegris, Inc.
Registration Statement on Form S-4
Filed February 28, 2019
File No. 333-229931

Dear Mr. Chinos:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Entegris, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-229931), together with all exhibits thereto, initially filed with the Commission on February 28, 2019 and declared effective by the Commission on March 20, 2019 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was initially filed with respect to the proposed issuance of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), in connection with the Agreement and Plan of Merger, dated as of January 27, 2019, by and among Versum Materials, Inc. (“Versum”) and the Company (the “Merger Agreement”). On April 12, 2019, as reported on a Current Report on Form 8-K filed by the Company with the Commission, Versum terminated the Merger Agreement. Consequently, the Company will not proceed with the issuance of Company Common Stock as contemplated by the Merger Agreement and the Registration Statement.

No shares of Company Common Stock were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

U.S. Securities and Exchange Commission

April 12, 2019

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Alison Z. Preiss of Wachtell, Lipton, Rosen & Katz at (212) 403-1107 or by email at AZPreiss@wlrk.com.

ENTEGRIS, INC.

By:	/s/ Joseph Colella
Name:	Joseph Colella
Title:	Assistant Secretary

cc:	Mark Gordon

Alison Z. Preiss

Wachtell, Lipton, Rosen & Katz